NEWS RELEASE

BROOKFIELD CANADA OFFICE PROPERTIES REPORTS

SECOND QUARTER 2013 RESULTS

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All dollar references are in Canadian dollars unless noted otherwise.

TORONTO, July 22, 2013 – Brookfield Canada Office Properties (TSX: BOX.UN, NYSE: BOXC), a Canadian REIT (Real Estate Investment Trust), today announced that net income for the three months ended June 30, 2013 was $35.2 million or $0.38 per unit, compared to $134.4 million or $1.44 per unit during the same period in 2012. Included in net income for the three months ended June 30, 2013 was a fair value gain of $0.3 million, compared to $100.3 million during the same period in 2012. The current IFRS value increased to $32.87 per unit from $32.57 per unit at the end of 2012.

Funds from operations (“FFO”) for the three months ended June 30, 2013, was $35.4 million or $0.38 per unit, compared with $34.1 million or $0.37 per unit during the same period in 2012. Adjusted funds from operations (“AFFO”) was $27.7 million or $0.30 per unit for the three months ended June 30, 2013, compared to $26.3 million or $0.28 per unit during the same period in 2012.

Commercial property net operating income for the three months ended June 30, 2013 was $68.4 million, compared with $66.8 million during the same period in 2012.

HIGHLIGHTS OF THE SECOND QUARTER

Continuing its pro-active leasing strategy, Brookfield Canada Office Properties leased 168,000 square feet of space during the second quarter of 2013.

The Trust’s occupancy rate finished the quarter at 96.9% an increase of 30 basis points from the prior quarter. This rate compares favourably with the Canadian national average of 92.5%.

Leasing highlights include:

Toronto – 130,000 square feet

•	A 10-year, 36,000-square-foot renewal with the Toronto Board of Trade at First Canadian Place
•	An average three-year, 32,000-square-foot renewal and expansion with Vision Critical Communications at Hudson’s Bay Centre
•	An eight-year, 15,000-square-foot new lease with Catlin Canada at First Canadian Place
•	A 10-year, 11,000-square-foot new lease with Enwave Energy Corporation at Bay Adelaide West

Calgary – 30,000 square feet

•	A five-year, 11,000-square-foot renewal with Cushman & Wakefield LePage at Suncor Energy Centre

Purchased the Bay Adelaide East development from parent company Brookfield Office Properties Inc. (TSX, NYSE: BPO) for an aggregate total investment of $602 million, subsequent to quarter-end. The Trust purchased the building on an “as-if-completed-and-stabilized basis,” and will earn $32 million of net operating income upon substantial completion of the project, which is currently 60% pre-leased.

Extended the $103 million debt at Hudson’s Bay Centre, Toronto, for an additional two-year period extending the maturity to May 2015 with a fixed interest rate of 2.999% per annum.

OUTLOOK

“The recent acquisition of Bay Adelaide East affirms BOX’s growth strategy as we were able to deploy available capital to purchase the newest best-in-class office tower in Toronto’s financial core,” said Jan Sucharda, president and chief executive officer.

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Net Operating Income, FFO and AFFO

This press release and accompanying financial information make reference to net operating income, funds from operations (“FFO”) and adjusted funds from operations (“AFFO”) on a total and per unit basis. Net operating income is defined by the Trust as income from commercial property operations after direct property operating expenses, including property administration costs have been deducted, but prior to deducting interest expense, general and administrative expenses and fair value gains (losses). The Trust’s definition of FFO includes all of the adjustments that are outlined in the National Association of Real Estate Investment Trusts (“NAREIT”) definition of FFO including the exclusion of gains (or losses) from the sale of real estate property and the add back of any depreciation and amortization related to real estate assets. In addition to the adjustments prescribed by NAREIT, the Trust also makes adjustments to exclude any unrealized fair value gains (or losses) that arise as a result of reporting under IFRS. These additional adjustments result in an FFO measure that would be similar to that which would result if the Trust determined net income in accordance with U.S. GAAP and is also consistent with the Real Property Association of Canada (“REALPAC”) white paper on funds from operations for IFRS issued November 2012. AFFO is defined by the Trust as FFO net of normalized second-generation leasing commissions and tenant improvements, normalized sustaining capital expenditures and straight-line rental income. The Trust uses net operating income, FFO and AFFO to assess its operating results. Net operating income is important in assessing operating performance and FFO is a widely used measure to analyze real estate. AFFO is typically a measure used to asses an entity’s ability to pay distributions. The components of net operating income, FFO and AFFO are outlined in the financial information accompanying this press release. Net operating income, FFO and AFFO do not have any standard meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other companies.

Monthly Distribution Declaration

The Board of Trustees of Brookfield Canada Office Properties announced a distribution of $0.0975 per Trust unit payable on September 13, 2013 to holders of Trust Units of record at the close of business on August 30, 2013. Unitholders resident in Canada will receive payment in Canadian dollars and unitholders resident in the United States will receive their distributions in U.S. dollars at the exchange rate on the record date, unless they elect otherwise.

Forward-Looking Statements

This press release contains “forward-looking information” within the meaning of Canadian provincial securities laws and applicable regulations and “forward-looking statements” within the meaning of “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding the Trust’s operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook, as well as the outlook for the Canadian economy for the current fiscal year and subsequent periods, and include words such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts,” “likely,” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could.”

Although the Trust believes that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond the control of the Trust, which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: risks incidental to the ownership and operation of real estate properties including local real estate conditions; the impact or unanticipated impact of general economic, political and market factors in Canada; the ability to enter into new leases or renew leases on favourable terms; business competition; dependence on tenants’ financial condition; the use of debt to finance the Trust’s business; the behavior of financial markets, including fluctuations in interest rates; equity and capital markets and the availability of equity and debt financing and refinancing within these markets; risks relating to the Trust’s insurance coverage; the possible impact of international conflicts and other developments including terrorist acts; potential environmental liabilities; changes in tax laws and other tax related risks; dependence on management personnel; illiquidity of investments; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits therefrom; operational and reputational risks; catastrophic events, such as earthquakes and hurricanes; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.

Caution should be taken that the foregoing list of important factors that may affect future results is not exhaustive. When relying on the Trust’s forward-looking statements or information, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, the Trust undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

Supplemental Information

Investors, analysts and other interested parties can access the Trust’s Supplemental Information Package at www.brookfieldcanadareit.com under the Investor Relations/Financial Reports section. This additional financial information should be read in conjunction with this press release.

About Brookfield Canada Office Properties

Brookfield Canada Office Properties is Canada’s preeminent Real Estate Investment Trust (REIT). Its portfolio is comprised of interests in 28 premier office properties totaling 20.8 million square feet in the downtown cores of Toronto, Calgary, Ottawa and Vancouver. Landmark assets include Brookfield Place and First Canadian Place in Toronto and Bankers Hall in Calgary. For more information, visit www.brookfieldcanadareit.com.

Contact: Matthew Cherry, Director, Investor Relations and Communications

Tel: 416.359.8593; Email: matthew.cherry@brookfield.com

CONSOLIDATED BALANCE SHEETS

(Cdn Millions)	June 30, 2013	December 31, 2012

Assets
Investment properties	$5,112.0	$5,090.2
Tenant and other receivables	13.7	25.4
Other assets	6.7	7.0
Cash and cash equivalents	210.9	41.0
	$5,343.3	$5,163.6

Liabilities
Commercial property and corporate debt	$2,159.3	$2,013.0
Accounts payable and other liabilities	120.7	115.0

Equity
Unitholders’ equity	846.2	838.1
Non-controlling interest(1)	2,217.1	2,197.5
	$5,343.3	$5,163.6

(1)	Non-controlling interest represents Class B LP units that are economically equivalent to Trust units and are required to be presented separately under IFRS.

CONSOLIDATED STATEMENTS OF INCOME

(Cdn Millions, except per unit amounts)	Three months ended			Six months ended
6/30/13		6/30/12	6/30/13	6/30/12
Commercial property revenue	$130.9	$124.0	$259.2	$249.2
Direct commercial property expense	62.5	57.2	122.0	116.4
Investment and other income	0.4	—	0.6	—
Interest expense	25.5	27.5	51.4	55.0
General and administrative expense	8.4	5.2	14.0	10.2
Income before fair value gains	34.9	34.1	72.4	67.6
Fair value gains	0.3	100.3	9.3	219.2
Net income and comprehensive income	$35.2	$134.4	$81.7	$286.8

Net income and comprehensive income attributable to:
Unitholders	$9.9	$37.6	$22.9	$80.3
Non-controlling interest	25.3	96.8	58.8	206.5
	$35.2	$134.4	$81.7	$286.8
Weighted average Trust units outstanding	26.1	26.1	26.1	26.1
Net income per Trust unit	$0.38	$1.44	$0.88	$3.08

RECONCILIATION OF NET INCOME TO FUNDS FROM OPERATIONS

(Cdn Millions, except per Unit amounts)	Three months ended		Six months ended
	6/30/13	6/30/12	6/30/13	6/30/12
Net income	$35.2	$134.4	$81.7	$286.8
Add (deduct):
Fair value gains	(0.3)	(100.3)	(9.3)	(219.2)
Amortization of lease incentives	0.5	—	1.2	—
Funds from operations	$35.4	$34.1	$73.6	$67.6
Funds from operations – unitholders	9.9	9.6	20.6	19.0
Funds from operations – non-controlling interest	25.5	24.5	53.0	48.6
	$35.4	$34.1	$73.6	$67.6
Weighted average Trust units outstanding	26.1	26.1	26.1	26.1
Funds from operations per Trust unit	$0.38	$0.37	$0.79	$0.73

RECONCILIATION OF Funds from Operations TO ADJUSTED FUNDS FROM OPERATIONS

(Cdn Millions, except per unit amounts)	Three months ended			Six months ended
6/30/13		6/30/12	6/30/13	6/30/12
Funds from operations	$35.4	$34.1	$73.6	$67.6
Add (deduct):
Straight-line rental income	(1.3)	(1.9)	(2.8)	(3.8)
Normalized 2nd generation leasing commissions and tenant improvements(1)	(5.1)	(4.5)	(10.2)	(9.0)
Normalized sustaining capital expenditures(1)	(1.3)	(1.4)	(2.6)	(2.8)
Adjusted funds from operations	$27.7	$26.3	$58.0	$52.0
Adjusted funds from operations – unitholders	7.7	7.4	16.2	14.6
Adjusted funds from operations – non-controlling interest	20.0	18.9	41.8	37.4
	$27.7	$26.3	$58.0	$52.0
Weighted average Trust units outstanding	26.1	26.1	26.1	26.1
Adjusted funds from operations per Trust unit	$0.30	$0.28	$0.62	$0.56

(1)	As the components used in calculating AFFO vary quarter over quarter, a normalized level of activity is estimated based on historical spend levels as well as anticipated spend levels over the next few years. Sustaining capital expenditures relate to capital items that are required to maintain the properties in their current operating state and exclude projects that are considered to add productive capacity.